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                              September 9, 2021

       Daniel J. Schuller
       Chief Financial Officer
       Essential Utilities, Inc.
       762 W. Lancaster Avenue
       Pryn Mawr, Pennsylvania 09101

                                                        Re: Essential
Utilities, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Form 8-K filed
February 25, 2020
                                                            File No. 001-06659

       Dear Mr. Schuller:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed February 25, 2020

       Exhibit 99.1, page 1

   1. We note you disclose the non-GAAP financial measures adjusted operating revenues, adjusted income, and
adjusted income per common share in your press release. Within the reconciliation of
these measures, you include an adjustment to provide full-year 2020
                                                        run rate of People   s
operating results, including additional net interest expense to show the effects of the Peoples
acquisition as if this transaction closed on January 1, 2020. Please tell us how you
concluded that the resulting measures do not substitute individually tailored recognition
and measurement methods for those of GAAP. Refer to Question
                                                        100.04 of the
Division's Non-GAAP C&DIs and Rule 100 (b) of Regulation G.
 Daniel J. Schuller
Essential Utilities, Inc.
September 9, 2021
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joanna Lam at 202-551-3476 or Steve Lo at 202-551-3394 with any questions.



FirstName LastNameDaniel J. Schuller                      Sincerely,
Comapany NameEssential Utilities, Inc.
                                                          Division of
Corporation Finance
September 9, 2021 Page 2                                  Office of Energy &
Transportation
FirstName LastName